SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2002

Commission file number: 1-11793

A.	Full title of the Plan and address of the Plan, if different from that of the issuer named below:

The Dial Corporation Future Investment Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE DIAL CORPORATION
15501 NORTH DIAL BOULEVARD
SCOTTSDALE, ARIZONA 85260-1619

THE DIAL CORPORATION
FUTURE INVESTMENT PLAN

Financial Statements as of and
For the Years Ended November 30, 2002 and 2001,
Supplemental Schedules as of and for the Year Ended
November 30, 2002, and Independent Auditors’ Report

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS’ REPORT	1
FINANCIAL STATEMENTS AS OF NOVEMBER 30, 2002 AND 2001 AND FOR THE YEARS THEN ENDED:
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 2002 AND FOR THE YEAR THEN ENDED:
Assets (Held at End of Year)	10
Reportable Transactions	11
Exhibits	14

INDEPENDENT AUDITORS’ REPORT

To the Plan Administrator and Participants of
The Dial Corporation Future Investment Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Future Investment Plan (the “Plan”) as of November 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 2002 on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

\s\ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 23, 2003

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
NOVEMBER 30, 2002 and 2001

	2002	2001
ASSETS
CASH	$1,548	$152,003
INVESTMENTS AT FAIR VALUE:
Mutual funds	41,090,887	39,320,247
Common stock	45,909,170	41,645,293
Guaranteed investment contract funds	11,053,891	7,343,360
Participant notes receivable	952,481	1,182,925

Total investments at fair value	99,006,429	89,491,825

RECEIVABLES :
Employer contributions	2,244,905	1,904,586
Participant contributions	1,630,922	1,571,526
Interest on loan repayments	89	6,562

Total receivables	3,875,916	3,482,674

Total assets	102,883,893	93,126,502

LIABILITIES
ACCOUNTS PAYABLE	0	4,873

NET ASSETS AVAILABLE FOR BENEFITS	$102,883,893	$93,121,629

See notes to financial statements.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED NOVEMBER 30, 2002 AND 2001

	2002	2001
Contributions:
Employer	$4,705,660	$4,342,053
Employee pre-tax	6,677,663	7,023,830
Employee after-tax	142,151	139,042

Total contributions	11,525,474	11,504,925

Investment income:
Dividends	1,147,407	2,816,524
Interest	522,847	486,938
Net appreciation in fair value of investments	3,184,317	10,132,261

Total investment income	4,854,571	13,435,723

Plan Transfers	1,132,226	—

Benefits paid to participants	(7,750,007)	(4,499,461)

NET INCREASE	9,762,264	20,441,187
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	93,121,629	72,680,442

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$102,883,893	$93,121,629

See notes to financial statements.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED NOVEMBER 30, 2002 AND 2001

1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation Future Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan was established July 31, 1996. Employees of The Dial Corporation (the “Company”) and certain of its subsidiaries who are not covered by a collective bargaining agreement are eligible to participate in the Plan immediately upon hire. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company also contributes a matching amount, subject to certain limitations.

Effective December 31, 2001, with the approval of the Board of Directors of The Dial Corporation and the trustees of the Freeman Cosmetic Corporation Capital Accumulation Plan (the “Freeman Plan”), the account balances in the Freeman Plan were merged into this Plan. All net assets of the Freeman Plan were assumed by this Plan, effective December 31, 2001. Immediately after the merger, prior Freeman Plan participants’ account balances equaled the sum of the their Freeman account balances plus their account balances in this Plan, if applicable. Combined participant account balances totaling $1,090,194 and loans totaling $42,032 were transferred from the Freeman Plan into this Plan on December 31, 2001 for a total transfer of $1,132,226. It is the intention of the Board of Directors of the Company that any rights and features of the Freeman Plan prior to the plan merger required to be preserved by applicable law be so preserved, and this Plan shall be construed and administered to effectuate this intent.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	Investment Programs - Contributions to the Plan are invested by the Plan’s trustee, T. Rowe Price (“TRP”), at the designation of the participants. The Plan has offered participants a choice of various programs in which to invest pre-tax, after-tax and rollover deposits.

1)	T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts (“GIC”) issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund’s underlying GICs ranged from approximately 3.34% to 7.83% for 2002 and 4.85% to 7.83% for 2001, resulting in a blended rate of return for the fund of 5.20% and 6.06%, for 2002 and 2001, respectively.

2)	T. Rowe Price Equity Index Trust Fund - This fund invests in common stocks.

3)	T. Rowe Price Spectrum Growth Fund - This fund seeks long-term capital appreciation and income by investing in a diversified portfolio of T. Rowe Price mutual funds, which consist primarily of investments in the common stock of other companies.

4)	T. Rowe Price Personal Strategy Income Fund - This fund seeks to provide income and, secondarily, long-term capital appreciation by investing approximately 40% in stocks, 40% in bonds and 20% in money market securities.

5)	T. Rowe Price Personal Strategy Balanced Fund - This fund seeks long-term capital appreciation and income by investing approximately 60% in stocks, 30% in bonds and 10% in money market securities.

6)	T. Rowe Price Personal Strategy Growth Fund - This fund seeks long-term capital appreciation and income by investing approximately 80% in stocks, and 20% in bonds and money market securities.

7)	T. Rowe Price International Stock Fund - This fund seeks long-term capital appreciation by investing in stocks of established non-U.S. companies.

8)	Pimco Total Return Fund - This fund seeks income consistent with preservation of capital and daily liquidity. It invests primarily in a diversified portfolio of investment-grade bonds with durations ranging from three to six years.

9)	T. Rowe Price Value Fund - This fund seeks long-term capital appreciation by investing in stocks in a variety of industries.

10)	T. Rowe Price Blue Chip Growth Fund - This fund invests in stocks of large and medium-sized blue chip growth companies that are well established and have the potential for above-average growth.

11)	T. Rowe Price Mid-Cap Growth Fund - This fund seeks long-term capital appreciation by investing in stocks of medium sized companies.

12)	T. Rowe Price Small-Cap Stock Fund - This fund seeks long-term capital appreciation by investing in stocks of small to medium sized companies.

13)	The Dial Corporation (“Dial”) Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

Except for the T. Rowe Price Stable Value Fund and The Dial Common Stock Fund, the fair value of the above funds is dependent upon the market value of the investment.

b.	Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 21% of compensation. Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 4% of wage reduction. Each employee may elect an after-tax contribution of between 1% and 21% of compensation. However, in no event shall combined pre-tax reductions and after-tax contributions exceed 21% of compensation. On January 1, 2002, catch-up contributions were permitted for participants of at least 50 years of age. The catch-up provision provides these participants the opportunity to contribute an additional $1,000 on a pre-tax basis in 2002 (increasing to $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006, with inflation adjustments after that until December 31, 2010). No Company matching contributions are made based on after-tax or catch-up contributions. Company matching contribution account balances, beginning on May 16, 2001, were divided into two accounts within the Dial Stock fund – a non-moveable Dial stock account equal to 25% of participants’ existing company matching contribution account balances and a movable Dial stock account equal to 75% of the existing company matching contribution account balances. Matching contributions beginning on this date and going forward were invested according to this 25% non-moveable, 75% moveable methodology. Participants were allowed to move matching contributions in or out of the moveable Dial Stock fund at any time, to or from any of 5 specified funds. On July 1, 2002, the Company allowed matching contributions to be invested in any of the available funds at any time without restriction. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c.	Discretionary Contributions – Beginning in 2001, The Company enhanced the Plan to include a discretionary profit-sharing matching contribution, not to exceed 50% of the participants’ first 4% of pre-tax wage reductions. The Company’s financial performance, measured by Earnings Per Share, determines the level of the additional profit-sharing matching contribution. All profit-sharing matching contributions are automatically invested in Dial stock. As of November 30, 2002, Employer contributions receivable included profit-sharing matching contribution receivable of $1,371,186. Additionally, beginning in 2001, the Plan was amended to include bonuses earned as eligible compensation. Company matching contributions on bonuses are invested in line with the regular matching contributions on pre-tax wage reductions. As of November 30, 2002, the participant contributions receivable and employer contributions receivable included $1,626,159 and $870,217, respectively, related to bonuses that were earned in 2002, but paid in 2003.

d.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e.	Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000. The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year. Loans shall be repaid in equal installments over a maximum of five years, except for loans for purchasing a home, which can be repaid over a maximum of 15 years. All loans are secured by the borrowing participant’s interest in the Plan. The loans are treated as an earmarked investment of the participants’ with interest repayments credited proportionately to the original investment funds liquidated to provide the principal. Withdrawals of employee wage reduction contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans and after-tax withdrawals available under the Plan have already been obtained.

f.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

g.	Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, profit-sharing matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation or depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit, which can be provided from the combined amount of these participant accounts less participant loans.

h.	Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company’s Board of Directors. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended November 30, 2002 and 2001, Plan expenses were paid directly by the Company.

i.	Plan Termination - While it is the Company’s intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies are as follows:

a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

b.	Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.	Payment of Benefits - Distributions are recorded when paid.

d.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The following table presents the net assets of the Plan by fund as of November 30, 2002 and 2001.

	November 30

	2002	2001

ASSETS
Mutual Funds:
Pimco Total Return Fund	$3,180,788	$1,354,172
TRP Personal Strategy Income Fund	9,160,377	9,717,271
TRP Personal Strategy Balanced Fund	1,804,275	1,451,624
TRP Personal Strategy Growth Fund	2,322,530	1,829,727
TRP Value Fund	1,892,182	1,821,951
TRP Spectrum Growth Fund	3,902,828	4,941,848
TRP International Stock Fund	1,308,482	1,219,555
TRP Mid-Cap Growth Fund	4,807,637	4,553,064
TRP Small-Cap Stock Fund	3,389,299	2,427,761
TRP Blue Chip Growth Fund	6,232,595	7,056,806
TRP Equity Index Trust Fund	3,089,894	2,946,468
Guaranteed Investment Contract Funds:
TRP Stable Value Fund	11,053,891	7,343,360
Common Stock:
The Dial Corporation Common Stock *	45,909,170	41,645,293
Participant Notes Receivable	952,481	1,182,925
Receivables	3,875,916	3,482,674
Cash	1,548	152,003

Total assets at fair value	102,883,893	93,126,502

LIABILITIES
Accounts Payable		4,873

NET ASSETS AVAILABLE FOR BENEFITS	$102,883,893	$93,121,629

*	Nonparticipant-directed

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	November 30,

	2002	2001

Net Assets:
The Dial Corporation Common Stock	$45,909,170	$41,645,293

Year Ended
November 30, 2002

Changes in Net Assets:
Contributions	$3,704,102
Dividends	384,748
Net loan withdrawals including interest	57,509
Net appreciation	8,010,151
Plan transfers, net	(4,142,703)
Benefits paid to participants	(3,749,930)

Net Increase	$4,263,877

5.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
NOVEMBER 30, 2002

Form 5500, Schedule H, Part IV
Schedule of Assets (Held at End of Year)

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

Pimco Total Return Fund	Mutual Fund (293,431 shares)	**	$3,180,788
TRP Equity Index Trust Fund	Mutual Fund (121,077 shares)	**	3,089,894
TRP Personal Strategy Income Fund	Mutual Fund (749,622 shares)	**	9,160,377
TRP Personal Strategy Balanced Fund	Mutual Fund (129,339 shares)	**	1,804,275
TRP Personal Strategy Growth Fund	Mutual Fund (146,163 shares)	**	2,322,530
TRP Value Fund	Mutual Fund (113,987 shares)		1,892,182
TRP Spectrum Growth Fund	Mutual Fund (329,353 shares)	**	3,902,828
TRP Stable Value Fund	Mutual Fund (11,053,891 shares)	**	11,053,891
TRP International Stock Fund	Mutual Fund (139,795 shares)	**	1,308,482
TRP Mid-Cap Growth Fund	Mutual Fund (147,383 shares)	**	4,807,637
TRP Small-Cap Stock Fund	Mutual Fund (149,969 shares)	**	3,389,299
TRP Blue Chip Growth Fund	Mutual Fund (265,669 shares)	**	6,232,595
The Dial Corporation	Common Stock (2,205,051 shares)	$31,329,952	45,909,170
Participant notes receivable	Participant Loans
	(Interest at 4.75% to 11.5%		952,481
	maturing from 2002 to 2015)
	Total assets (held at end of year)		$99,006,429

**	Cost information is not required for participant-directed investments.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE
YEAR ENDED NOVEMBER 30, 2002
Form 5500, Schedule H, Part IV
Schedule of Reportable Transactions

Column A	Column B	Column C	Column D	Column G	Column H	Column I
					Current
Identity					Value of	Net
Of	Description				Asset on	Gain
Party	of	Purchase	Selling	Cost of	Transaction	or
Involved	Asset	Price	Price	Asset	Date	(Loss)

Single Transactions
Series of Transactions
The Dial Corporation	Common Stock	$6,081,464		$6,081,464	$6,081,464
The Dial Corporation	Common Stock		$9,729,556	$7,636,587	$9,729,556	$2,092,969
TRP Stable Value Fund	Guaranteed Investment Contract Fund	$6,544,871		$6,544,871	$6,544,871

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan’s assets at the beginning of the year.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Future Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION FUTURE INVESTMENT PLAN

By	/s/ Conrad A. Conrad
Conrad A. Conrad
Executive Vice President and Chief Financial Officer of
The Dial Corporation

DATE: May 27, 2003

Index to Exhibits

Exhibit Number	Description

23	Independent Auditors’ Consent
99.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbones-Oxley Act of 2002
99.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbones-Oxley Act of 2002